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EXHIBIT 99.3

Unaudited Interim Consolidated Financial Statements for the Second Quarter
Ended June 30, 2010

Highlights
(unaudited)

	2010	2009

Cash Flow From Operations
(dollars per common share – basic)
For the three months ended June 30
Cash flow from operations (1)	1.13	0.31

For the six months ended June 30
Cash flow from operations (1)	1.85	1.17

Ratios
For the twelve months ended June 30
Return on capital employed (%) (2)	7.0	7.3
Return on capital employed (%) (3)	5.1	5.0

Net debt to cash flow from operations (times) (4)	2.9	3.7

Interest coverage on long-term debt (times)
Net earnings (5)	6.1	1.5
Cash flow from operations (6)	9.0	7.0

As at June 30
Debt to debt plus shareholders' equity (%) (7)	28	40

Common Share Information
As at June 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	31.33	35.37
New York Stock Exchange – US$	29.44	30.34

Common share options outstanding (thousands)	72 201	46 127

For the six months ended June 30
Average number outstanding, weighted monthly (thousands)	1 561 199	936 598

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve-month period ended; net earnings (2010 – $2,417 million; 2009 – $1,023 million) adjusted for after-tax financing income (2010 – $165 million; 2009 – expense of $663 million) divided by average capital employed (2010 – $34,340 million; 2009 – $14,047 million). Average capital employed is shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less capitalized costs related to major projects in progress (as applicable), on a weighted-average basis. Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2010 – $47,413 million; 2009 – $20,597 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve-month period then ended. The increase in debt levels as a result of the merger with Petro-Canada has caused our net debt to cash flow from operations measure to increase significantly, as the calculation only includes eleven months of cash flow from operations relating to legacy Petro-Canada operations.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

             Suncor Energy Inc.
 044    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended						Six months ended		Twelve months ended
	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009		June 30 2009	June 30 2010	June 30 2009	Dec 31 2009

OIL SANDS
Production (a)
Total production (excluding Syncrude)	295.5	202.3	278.9	305.3		301.0	249.3	289.0	290.6
Firebag (k)	55.7	55.7	51.1	54.3		48.3	55.7	45.4	49.1
MacKay River (k)	32.5	31.8	31.7	26.5	***	—	32.1	—	29.7	***
Syncrude	38.9	32.3	39.3	37.4	***	—	35.6	—	38.5	***
Sales (a) (excluding Syncrude)
Light sweet crude oil	99.0	61.0	100.8	89.6		99.4	80.1	104.1	99.6
Diesel	30.7	12.9	31.4	36.9		25.3	21.8	24.1	29.1
Light sour crude oil	143.1	80.5	142.4	146.8		150.5	112.0	126.7	135.7
Bitumen	37.4	42.3	13.0	14.3		10.5	39.9	9.8	11.8

Total sales	310.2	196.7	287.6	287.6		285.7	253.8	264.7	276.2

Average sales price (1), (b) (excluding Syncrude)
Light sweet crude oil*	77.55	80.84	77.71	71.99		65.83	78.79	60.04	67.26
Other (diesel, light sour crude oil and bitumen)*	68.53	69.53	72.93	67.51		62.71	68.92	56.93	64.18
Total*	71.41	73.03	74.61	68.91		63.79	72.04	58.15	65.29
Total	69.79	70.21	65.42	62.01		59.34	69.95	59.39	61.66

Syncrude average sales price (1), (b)	77.32	83.21	78.81	75.17		—	80.26	—	77.36

Cash operating costs and Total operating costs – Total operations (excluding Syncrude) (c)
Cash costs	32.70	46.50	35.10	30.65		29.65	38.25	30.15	31.50
Natural gas	2.55	5.40	3.40	1.55		1.65	3.70	2.30	2.40
Imported bitumen	0.65	2.95	0.20	0.05		—	1.55	0.05	0.05

Cash operating costs (2)	35.90	54.85	38.70	32.25		31.30	43.50	32.50	33.95
Project start-up costs	0.55	0.55	0.50	0.45		0.35	0.55	0.50	0.45

Total cash operating costs (3)	36.45	55.40	39.20	32.70		31.65	44.05	33.00	34.40
Depreciation, depletion and amortization	15.35	12.65	10.00	7.60		7.20	14.25	7.25	8.00

Total operating costs (4)	51.80	68.05	49.20	40.30		38.85	58.30	40.25	42.40

Cash operating costs and Total operating costs – Syncrude (c)****
Cash costs	28.75	39.60	29.65	29.50		—	33.65	—	29.60
Natural gas	2.85	4.50	3.45	2.10		—	3.60	—	2.90

Cash operating costs (2)	31.60	44.10	33.10	31.60		—	37.25	—	32.50
Project start-up costs	—	—	—	—		—	—	—	—

Total cash operating costs (3)	31.60	44.10	33.10	31.60		—	37.25	—	32.50
Depreciation, depletion and amortization	11.35	13.70	11.80	12.70		—	12.40	—	12.15

Total operating costs (4)	42.95	57.80	44.90	44.30		—	49.65	—	44.65

Cash operating costs and Total operating costs – In situ bitumen production only (c)
Cash costs	13.65	12.30	14.25	13.25		16.40	13.00	15.85	14.55
Natural gas	5.05	7.05	6.05	4.30		5.30	6.05	6.50	5.70

Cash operating costs (5)	18.70	19.35	20.30	17.55		21.70	19.05	22.35	20.25
Project start-up costs	1.45	0.95	1.35	0.65		1.45	1.20	1.85	1.35

Total cash operating costs (6)	20.15	20.30	21.65	18.20		23.15	20.25	24.20	21.60
Depreciation, depletion and amortization	4.70	5.05	6.65	5.95		6.00	4.85	6.45	6.35

Total operating costs (7)	24.85	25.35	28.30	24.15		29.15	25.10	30.65	27.95

Ending capital employed excluding major projects in progress (i)	17 989	17 829	16 141	14 833		10 008
(for the twelve months ended)
Return on capital employed (j)	9.1	5.2	4.2	8.4		11.1
Return on capital employed (j)**	5.7	3.1	2.5	4.9		6.5

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    045

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	June 30 2010	June 30 2009	Dec 31 2009

NATURAL GAS
Gross production
Natural gas (d)
Continuing operations	398	419	419	334	145	408	143	272
Discontinued operations	138	230	255	183	47	184	53	126
Natural gas liquids and crude oil (a)
Continuing operations	5.5	6.2	6.1	4.7	1.0	5.8	1.0	3.6
Discontinued operations	2.8	7.8	8.9	6.0	2.2	5.3	2.2	4.5
Total gross production (f)
Continuing operations	431	456	456	362	151	443	149	293
Discontinued operations	155	277	308	219	60	216	66	153

Average sales price from continuing operations (1)
Natural gas (g)	3.40	5.34	3.92	2.70	3.26	4.38	4.32	3.49
Natural gas (g)*	3.40	5.34	3.91	2.68	3.23	4.38	4.30	3.48
Natural gas liquids and crude oil (b)	81.68	74.71	65.74	58.31	40.04	77.13	42.50	53.98

Ending capital employed (i)	2 155	2 489	3 349	3 632	1 200
(for the twelve months ended)
Return on capital employed (j)	3.4	1.2	(8.4)	(9.6)	(1.7)

             Suncor Energy Inc.
 046    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009***	June 30 2009	June 30 2010	June 30 2009	Dec 31 2009***

INTERNATIONAL AND OFFSHORE
East Coast Canada
Production (a)
Terra Nova	27.2	29.6	24.0	16.0	—	28.4	—	20.8
Hibernia	30.1	30.2	26.3	28.5	—	30.2	—	27.2
White Rose	13.3	14.8	13.3	5.1	—	14.0	—	10.0

Total production	70.6	74.6	63.6	49.6	—	72.6	—	58.0

Average sales price (1) (b)	76.88	78.69	77.71	75.22	—	77.80	—	76.86

International
Production (e)
North Sea
Buzzard	49.3	58.6	59.9	29.4	—	53.9	—	47.8
Production from discontinued operations	22.7	27.5	31.1	25.2	—	25.2	—	28.7

Total North Sea	72.0	86.1	91.0	54.6	—	79.1	—	76.5
Other International
Libya	35.4	35.4	26.0	42.7	—	35.4	—	32.6
Syria	12.8	—	—	—	—	6.4	—	—
Production from discontinued operations	11.1	11.7	12.0	11.3	—	11.4	—	11.7

Total Other International	59.3	47.1	38.0	54.0	—	53.2	—	44.3

Total production	131.3	133.2	129.0	108.6	—	132.3	—	120.8

Average sales price from continuing operations (1) – Buzzard (l)	80.35	72.36	68.71	72.02	—	77.03	—	69.53
Average sales price from continuing operations (1) – Other International (l)	76.14	73.40	79.18	75.60	—	76.96	—	78.05

Ending capital employed excluding major	5 976	4 570	4 970	4 903	—
projects in progress (i)
(for the twelve months ended)
Return on capital employed (j)	16.2	16.5	11.2	9.3	—
Return on capital employed (j)**	10.5	10.4	7.1	5.9	—

Production from Syria averaged 15.9 thousands of barrels of oil equivalent per day from the date commercial production commenced on April 19, 2010.

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    047

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	June 30 2010	June 30 2009	Dec 31 2009

REFINING & MARKETING
Eastern North America
Refined product sales (h)
Transportation fuels
Gasoline	21.4	20.2	23.0	18.3	8.7	20.7	8.4	14.6
Distillate	15.7	11.4	13.9	10.3	5.4	13.4	5.3	8.8

Total transportation fuel sales	37.1	31.6	36.9	28.6	14.1	34.1	13.7	23.4
Petrochemicals	2.8	2.2	1.2	1.7	1.0	2.6	1.0	0.8
Asphalt	2.9	1.8	2.0	2.4	0.7	2.3	0.7	1.5
Other	4.4	5.3	1.9	3.0	1.0	5.3	0.8	2.0

Total refined product sales	47.2	40.9	42.0	35.7	16.8	44.3	16.2	27.7

Crude oil supply and refining
Processed at refineries (h)	30.6	31.0	28.3	25.5	11.8	30.8	11.6	29.6
Utilization of refining capacity (j)	90	91	83	94	87	90	86	87

Western North America
Refined product sales (h)
Transportation fuels
Gasoline	19.2	18.1	18.4	16.1	8.9	18.7	8.6	13.0
Distillate	16.3	17.0	15.6	11.8	5.0	16.7	5.2	9.5

Total transportation fuel sales	35.5	35.1	34.0	27.9	13.9	35.4	13.8	22.5
Asphalt	1.5	1.2	0.9	1.7	1.4	1.4	1.3	1.3
Other	4.8	5.0	6.0	4.6	1.8	4.7	1.4	3.4

Total refined product sales	41.8	41.3	40.9	34.2	17.1	41.5	16.5	27.2

Crude oil supply and refining
Processed at refineries (h)	31.7	33.5	33.4	27.8	15.6	32.6	14.9	33.6
Utilization of refining capacity (j)	87	92	96	100	106	90	101	97

Ending capital employed excluding
major projects in progress (i)	7 671	7 794	7 727	7 730	2 573
(for the twelve months ended)
Return on capital employed (j)	5.8	6.6	8.7	2.6	0.7

             Suncor Energy Inc.
 048    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	June 30 2010	June 30 2009	Dec 31 2009

NETBACKS – Continuing Operations
Natural Gas (g)
Average price realized (8)	5.06	6.23	5.02	3.66	3.56	5.63	4.66	4.29
Royalties	(0.06)	(0.91)	(0.71)	0.03	0.88	(0.49)	(0.07)	(0.29)
Operating costs	(2.10)	(1.67)	(1.88)	(1.79)	(1.55)	(1.87)	(1.71)	(1.73)

Operating netback	2.90	3.65	2.43	1.90	2.89	3.27	2.88	2.27
Depreciation, depletion and amortization	(4.88)	(3.36)	(2.84)	(3.06)	(2.95)	(4.08)	(2.97)	(2.82)
Administrative expenses and other	(0.48)	0.40	(1.67)	(2.34)	(2.30)	(0.04)	(1.75)	(1.82)

Earnings before income taxes	(2.46)	0.69	(2.08)	(3.50)	(2.36)	(0.85)	(1.84)	(2.37)

International and Offshore
East Coast Canada (b)
Average price realized (8)	78.99	80.79	79.69	77.85	—	79.92	—	79.07
Royalties	(28.45)	(28.78)	(25.26)	(21.02)	—	(28.62)	—	(23.82)
Operating costs	(8.65)	(8.92)	(7.89)	(13.36)	—	(8.78)	—	(9.76)

Operating netback	41.89	43.09	46.54	43.47	—	42.52	—	45.49
Depreciation, depletion and amortization	(24.08)	(23.38)	(26.56)	(17.48)	—	(23.72)	—	(23.47)
Administrative expenses and other	1.37	0.31	(1.33)	(0.52)	—	0.83	—	(1.05)

Earnings before income taxes	19.18	20.02	18.65	25.47	—	19.63	—	20.97

North Sea – Buzzard (b)
Average price realized (8)	80.35	74.19	70.38	75.49	—	77.03	—	71.64
Operating costs	(5.35)	(4.92)	(4.57)	(6.29)	—	(5.12)	—	(4.99)

Operating netback	75.00	69.27	65.81	69.20	—	71.91	—	66.65
Depreciation, depletion and amortization	(21.83)	(22.76)	(25.24)	(18.54)	—	(22.33)	—	(23.60)
Administrative expenses and other	(3.72)	(3.35)	(2.20)	(2.83)	—	(3.52)	—	(2.36)

Earnings before income taxes	49.45	43.16	38.37	47.83	—	46.06	—	40.69

Other International (l)
Average price realized (8)	76.61	73.92	79.97	76.02	—	77.45	—	78.19
Royalties	(36.99)	(43.28)	(32.12)	(46.46)	—	(41.60)	—	(39.88)
Operating costs	(7.87)	(3.81)	(6.03)	(2.21)	—	(6.16)	—	(4.05)

Operating netback	31.75	26.83	41.82	27.35	—	29.69	—	34.26
Depreciation, depletion and amortization	(4.64)	(4.29)	(6.39)	(1.54)	—	(4.49)	—	(3.86)
Administrative expenses and other	(5.09)	(6.63)	(11.46)	(5.98)	—	(5.74)	—	(8.60)

Earnings before income taxes	22.02	15.91	23.97	19.83	—	19.46	—	21.80

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    049

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes operating earnings, cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–
Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(4) Total operating costs	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes) and accretion expense. Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.
***
For the three months ended September 30, 2009, and the twelve months ended December 31, 2009, operating summary information reflects results of operations since the merger with Petro-Canada on August 1, 2009.
****
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operating and capital costs among producers.

(a)	thousands of barrels per day	(e)	thousands of barrels of oil equivalent per day	(i)	$ millions
(b)	dollars per barrel	(f)	millions of cubic feet equivalent per day	(j)	percentage
(c)	dollars per barrel rounded to the nearest $0.05	(g)	dollars per thousand cubic feet equivalent	(k)	thousands of barrels of bitumen per day
(d)	millions of cubic feet per day	(h)	thousands of cubic metres per day	(l)	dollars per barrel of oil equivalent

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

             Suncor Energy Inc.
 050    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Earnings
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Revenues
Operating revenues	8 340	2 752	15 402	5 212
Less: Royalties	(499)	(125)	(941)	(146)

Operating revenues (net of royalties)	7 841	2 627	14 461	5 066
Energy supply and trading activities	1 103	2 120	1 447	4 288
Interest and other income	61	1	69	1

	9 005	4 748	15 977	9 355

Expenses
Purchases of crude oil and products	3 727	1 293	6 957	2 218
Operating, selling and general	1 839	1 329	3 645	2 520
Energy supply and trading activities	989	2 165	1 351	4 285
Transportation	163	63	306	124
Depreciation, depletion and amortization (note 5)	1 050	296	1 869	580
Accretion of asset retirement obligations	45	28	88	56
Exploration	47	32	93	39
Loss (gain) on disposal of assets	(4)	5	(28)	22
Project start-up costs	15	10	27	26
Financing expenses (income) (note 7)	478	(268)	288	(69)

	8 349	4 953	14 596	9 801

Earnings (Loss) Before Income Taxes	656	(205)	1 381	(446)

Provisions for (Recovery of) Income Taxes (note 8)
Current	262	114	430	204
Future	76	(273)	169	(415)

	338	(159)	599	(211)

Net earnings (loss) from continuing operations	318	(46)	782	(235)
Net earnings (loss) from discontinued operations (note 4)	162	(5)	414	(5)

Net Earnings (Loss)	480	(51)	1 196	(240)

Net Earnings (Loss) From Continuing Operations per Common Share (dollars)
Basic	0.20	(0.05)	0.50	(0.25)

Diluted	0.20	(0.05)	0.50	(0.25)

Net Earnings (Loss) per Common Share (dollars), (note 9)
Basic	0.31	(0.06)	0.77	(0.26)

Diluted	0.31	(0.06)	0.76	(0.26)

Cash dividends	0.10	0.05	0.20	0.10

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Net earnings (loss)	480	(51)	1 196	(240)
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustment	(7)	(96)	(436)	(64)
Gain on derivative contracts designated as cash flow hedges	—	—	—	2

Comprehensive Income (Loss)	473	(147)	760	(302)

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    051

Consolidated Balance Sheets
(unaudited)

($ millions)	June 30 2010	December 31 2009

Assets
Current assets
Cash and cash equivalents	455	505
Accounts receivable	4 579	3 703
Inventories	2 808	2 947
Income taxes receivable	650	587
Future income taxes	359	332
Assets of discontinued operations (note 4)	249	257

Total current assets	9 100	8 331
Property, plant and equipment, net (note 5)	54 229	54 198
Other assets	477	491
Goodwill	3 201	3 201
Future income taxes	12	193
Assets of discontinued operations (note 4)	2 243	3 332

Total assets	69 262	69 746

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	2
Current portion of long-term debt (note 13)	21	25
Accounts payable and accrued liabilities	5 989	6 307
Income taxes payable	1 484	1 254
Future income taxes	19	18
Liabilities of discontinued operations (note 4)	162	242

Total current liabilities	7 677	7 848
Long-term debt (note 13)	13 609	13 855
Accrued liabilities and other	3 989	4 372
Future income taxes	8 606	8 367
Liabilities of discontinued operations (note 4)	758	1 193
Shareholders' equity	34 623	34 111

Total liabilities and shareholders' equity	69 262	69 746

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	1 562 168	20 102	1 559 778	20 053
Contributed surplus		541		526
Accumulated other comprehensive income (loss) (note 15)		(669)		(233)
Retained earnings		14 649		13 765

Total shareholders' equity		34 623		34 111

             Suncor Energy Inc.
 052    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Operating Activities
Net earnings (loss) from continuing operations	318	(46)	782	(235)
Adjustments for:
Depreciation, depletion and amortization	1 050	296	1 869	580
Future income taxes	76	(273)	169	(415)
Accretion of asset retirement obligations	45	28	88	56
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt (note 7)	376	(405)	116	(257)
Change in fair value of derivative contracts (note 6)	(173)	715	(253)	1 372
Loss (gain) on disposal of assets	(4)	5	(28)	22
Stock-based compensation	(3)	48	(80)	103
Other	(104)	(113)	(148)	(188)
Exploration expenses	18	31	34	31
Decrease (increase) in non-cash working capital related to operating activities (note 10)	63	(139)	(772)	(657)

Cash flow provided by continuing operations	1 662	147	1 777	412
Cash flow provided by discontinued operations	170	5	321	17

Cash flow from operating activities	1 832	152	2 098	429

Investing Activities
Capital and exploration expenditures	(1 476)	(623)	(2 523)	(1 701)
Other investments	(4)	(14)	(3)	(31)
Proceeds from disposals	64	27	122	27
Increase in non-cash working capital related to investing activities	(147)	(285)	(141)	(678)

Cash flow used in continuing investing activities	(1 563)	(895)	(2 545)	(2 383)
Cash flow provided by (used in) discontinued investing activities	216	(13)	1 019	(41)

Cash flow used in investing activities	(1 347)	(908)	(1 526)	(2 424)

Net cash surplus (deficiency) before financing activities	485	(756)	572	(1 995)

Financing Activities
Increase in short-term debt	—	—	—	1
Net increase (decrease) in revolving-term debt	(505)	861	(354)	1 898
Issuance of common shares under stock option plan	20	7	35	22
Dividends paid on common shares	(154)	(47)	(307)	(94)

Cash flow provided by financing activities	(639)	821	(626)	1 827

Increase (Decrease) in Cash and Cash Equivalents	(154)	65	(54)	(168)
Effect of Foreign Exchange on Cash and Cash Equivalents	7	(11)	4	(7)
Cash and Cash Equivalents at Beginning of Period	602	431	505	660

Cash and Cash Equivalents at End of Period	455	485	455	485

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    053

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

At December 31, 2008	1 113	288	97	13 025
Net loss	—	—	—	(240)
Dividends paid on common shares	—	—	—	(94)
Issued for cash under stock option plan	27	(5)	—	—
Stock-based compensation expense	—	51	—	—
Income tax benefit of stock option deduction in the U.S.	—	4	—	—
Change in accumulated other comprehensive income (loss)	—	—	(62)	—

At June 30, 2009	1 140	338	35	12 691

At December 31, 2009	20 053	526	(233)	13 765
Net earnings	—	—	—	1 196
Dividends paid on common shares	—	—	—	(307)
Issued for cash under stock option plans	44	(9)	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	24	—	—
Change in accumulated other comprehensive income (loss)	—	—	(436)	—

At June 30, 2010	20 102	541	(669)	14 649

             Suncor Energy Inc.
 054    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedule of Segmented Data from Continuing Operations
(unaudited)

Three months ended June 30
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

EARNINGS
Revenues
Operating revenues	1 916	826	198	41	1 146	—	5 129	1 842	(49)	43	8 340	2 752
Less: Royalties	(182)	(138)	(3)	13	(314)	—	—	—	—	—	(499)	(125)

Operating revenues (net of royalties)	1 734	688	195	54	832	—	5 129	1 842	(49)	43	7 841	2 627
Energy supply and trading activities	—	—	—	—	—	—	—	—	1 103	2 120	1 103	2 120
Intersegment revenues	814	369	—	7	163	—	65	—	(1 042)	(376)	—	—
Interest and other income	24	—	—	—	1	—	39	—	(3)	1	61	1

	2 572	1 057	195	61	996	—	5 233	1 842	9	1 788	9 005	4 748

Expenses
Purchases of crude oil and products	311	164	—	—	109	—	4 340	1 448	(1 033)	(319)	3 727	1 293
Operating, selling and general	997	1 058	83	32	111	—	545	168	103	71	1 839	1 329
Energy supply and trading activities	—	—	—	—	—	—	—	—	989	2 165	989	2 165
Transportation	77	59	23	4	25	—	48	5	(10)	(5)	163	63
Depreciation, depletion and amortization	454	197	185	39	273	—	114	54	24	6	1 050	296
Accretion of asset retirement obligations	30	25	7	2	7	—	1	1	—	—	45	28
Exploration	—	—	—	32	47	—	—	—	—	—	47	32
Loss (gain) on disposal of assets	2	—	(1)	(15)	—	—	(6)	20	1	—	(4)	5
Project start-up costs	14	10	—	—	1	—	—	—	—	—	15	10
Financing expenses (income)	—	—	(4)	—	(26)	—	(5)	—	513	(268)	478	(268)

	1 885	1 513	293	94	547	—	5 037	1 696	587	1 650	8 349	4 953

Earnings (loss) before income taxes	687	(456)	(98)	(33)	449	—	196	146	(578)	138	656	(205)
Income taxes	(170)	149	30	10	(232)	—	(58)	(47)	92	47	(338)	159

Net earning (loss) from continuing operations	517	(307)	(68)	(23)	217	—	138	99	(486)	185	318	(46)

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(989)	(528)	(31)	(68)	(202)	—	(177)	(26)	(77)	(1)	(1 476)	(623)

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    055

Schedule of Segmented Data from Continuing Operations (continued)
 (unaudited)

Six months ended June 30
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

EARNINGS
Revenues
Operating revenues	2 850	1 763	438	104	2 220	—	9 852	3 256	42	89	15 402	5 212
Less: Royalties	(252)	(146)	(39)	—	(650)	—	—	—	—	—	(941)	(146)

Operating revenues (net of royalties)	2 598	1 617	399	104	1 570	—	9 852	3 256	42	89	14 461	5 066
Energy supply and trading activities	—	—	—	—	—	—	—	—	1 447	4 288	1 447	4 288
Intersegment revenues	1 684	540	16	22	294	—	151	—	(2 145)	(562)	—	—
Interest and other income	190	—	—	—	—	—	39	—	(160)	1	69	1

	4 472	2 157	415	126	1 864	—	10 042	3 256	(816)	3 816	15 977	9 355

Expenses
Purchases of crude oil and products	601	226	—	—	163	—	8 275	2 460	(2 082)	(468)	6 957	2 218
Operating, selling and general	2 115	1 996	145	67	170	—	1 052	345	163	112	3 645	2 520
Energy supply and trading activities	—	—	—	—	—	—	—	—	1 351	4 285	1 351	4 285
Transportation	140	116	38	8	51	—	93	9	(16)	(9)	306	124
Depreciation, depletion and amortization	723	380	317	77	563	—	232	107	34	16	1 869	580
Accretion of asset retirement obligations	60	52	13	3	13	—	2	1	—	—	88	56
Exploration	5	6	11	33	77	—	—	—	—	—	93	39
Loss (gain) on disposal of assets	11	17	(37)	(15)	—	—	(3)	20	1	—	(28)	22
Project start-up costs	24	26	—	—	3	—	—	—	—	—	27	26
Financing expenses (income)	—	—	(4)	—	(32)	—	(1)	—	325	(69)	288	(69)

	3 679	2 819	483	173	1 008	—	9 650	2 942	(224)	3 867	14 596	9 801

Earnings (loss) before income taxes	793	(662)	(68)	(47)	856	—	392	314	(592)	(51)	1 381	(446)
Income taxes	(200)	245	23	14	(430)	—	(115)	(103)	123	55	(599)	211

Net earning (loss) from continuing operations	593	(417)	(45)	(33)	426	—	277	211	(469)	4	782	(235)

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(1 680)	(1 494)	(70)	(149)	(433)	—	(243)	(53)	(97)	(5)	(2 523)	(1 701)

             Suncor Energy Inc.
 056    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at June 30, 2010 and the results of its operations and cash flows for the three and six month periods ended June 30, 2010 and 2009.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. BUSINESS COMBINATION WITH PETRO-CANADA

(a)  Overview

On August 1, 2009, Suncor completed its merger with Petro-Canada. The company has accounted for this business combination as prescribed by Canadian Institute of Chartered Accountants (CICA) Handbook section 1581 "Business Combinations." As the acquirer, the company is required to recognize Petro-Canada assets and liabilities as at August 1, 2009. The results of Petro-Canada operations are included in the consolidated financial statements of the company from August 1, 2009.

(b)  Final Allocation of Purchase Price

The following estimated fair values were assigned to the net assets of Petro-Canada as at August 1, 2009:

($ millions)

Current assets	4 645
Property, plant and equipment	27 407
Other assets	537

Total assets	32 589

Current liabilities	3 741
Long-term debt	4 410
Accrued liabilities and other	3 416
Future income taxes	4 570

Total liabilities	16 137

Net assets purchased	16 452
Goodwill	3 178

Total purchase price	19 630

The purchase price allocation was based on best estimates by Suncor's management and was based principally on valuations prepared by independent valuation specialists. Management finalized the purchase price allocation during the second quarter of 2010 and did not make any amendments to the preliminary allocation. As at June 30, 2010, a provision of $29 million remains unsettled relating to exiting certain activities of Petro-Canada and involuntary termination benefits.

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    057

3. CHANGE IN SEGMENTED DISCLOSURES

During the first quarter of 2010, as a result of planned divestitures of the company's assets in Trinidad and Tobago, The Netherlands and certain assets in the United Kingdom (U.K.) (described in note 4), the company combined its International and East Coast Canada segments into one new segment, International and Offshore. Continuing operations for the International and Offshore segment are comprised of activity offshore Newfoundland and Labrador, including interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, and the exploration for, and production of, crude oil and natural gas in the U.K., Norway, Libya and Syria.

All prior periods have been restated to conform to these segment definitions.

4. DISCONTINUED OPERATIONS

The company is divesting certain non-core assets as part of its continuing strategic alignment.

Natural Gas

On March 1, 2010, the company completed the sale of its oil and gas producing assets in the U.S. Rockies for net proceeds of US$481 million.

On March 31, 2010, the company completed the sale of certain non-core natural gas properties located in northeast British Columbia (Blueberry and Jedney) for net proceeds of $383 million.

On May 31, 2010, the company completed the sale of certain non-core assets in central Alberta (Rosevear and Pine Creek) for net proceeds of $229 million.

On June 23, 2010, the company entered into an agreement to sell certain non-core assets in west central Alberta (Bearberry and Ricinus) for gross proceeds of $285 million before closing adjustments. The sale is expected to close in the third quarter of 2010 and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

International and Offshore

On February 25, 2010, Suncor entered into an agreement to sell its assets in Trinidad and Tobago for gross proceeds of US$380 million before closing adjustments. The sale is now expected to close in the third quarter of 2010 and is subject to customary closing conditions, Trinidad and Tobago government approval and other regulatory approvals.

On June 14, 2010, the company entered into an agreement to sell all of its shares in Petro-Canada Netherlands B.V., for gross proceeds of €445 million before closing adjustments. The sale is expected to close in the third quarter of 2010 and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

Suncor has decided to divest certain non-core North Sea assets in the U.K. and these operations have been accounted for as discontinued operations. Assets that are planned to be divested include Scott/Telford and Triton. The company expects to maintain its ownership positions in the producing Buzzard field, and exploration assets in the Hobby, Golden Eagle and Pink fields. At June 30, 2010, no agreement has been reached on the sale of these non-core North Sea assets.

             Suncor Energy Inc.
 058    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Net income from discontinued operations reported in the Consolidated Statements of Earnings is as follows:

	Three months ended June 30
	Natural Gas		International and Offshore		Total
($ millions)	2010	2009	2010	2009	2010	2009

Revenues
Operating revenues	65	26	161	—	226	26
Less: Royalties	(3)	(6)	—	—	(3)	(6)

Operating revenues (net of royalties)	62	20	161	—	223	20
Interest and other income	—	—	(3)	—	(3)	—
Gain on disposal of assets	144	—	—	—	144	—

	206	20	158	—	364	20

Expenses
Operating, selling and general	16	9	34	—	50	9
Transportation	8	2	6	—	14	2
Depreciation, depletion and amortization	31	15	3	—	34	15
Accretion of asset retirement obligations	2	1	5	—	7	1
Exploration	—	—	3	—	3	—
Financing expenses	—	—	7	—	7	—

	57	27	58	—	115	27

Earnings before income taxes	149	(7)	100	—	249	(7)
Income taxes	36	(2)	51	—	87	(2)

Net earnings	113	(5)	49	—	162	(5)

	Three months ended June 30
(dollars)	2010	2009

Basic earnings per share from discontinued operations	0.11	(0.01)
Diluted earnings per share from discontinued operations	0.11	(0.01)

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    059

	Six months ended June 30
	Natural Gas		International and Offshore		Total
($ millions)	2010	2009	2010	2009	2010	2009

Revenues
Operating revenues	224	62	372	—	596	62
Less: Royalties	(33)	(16)	—	—	(33)	(16)

Operating revenues (net of royalties)	191	46	372	—	563	46
Interest and other income	—	—	—	—	—	—
Gain on disposal of assets	375	—	—	—	375	—

	566	46	372	—	938	46

Expenses
Operating, selling and general	50	16	72	—	122	16
Transportation	15	3	14	—	29	3
Depreciation, depletion and amortization	68	33	59	—	127	33
Accretion of asset retirement obligations	6	2	11	—	17	2
Exploration	—	—	5	—	5	—
Financing expenses	7	—	8	—	15	—

	146	54	169	—	315	54

Earnings before income taxes	420	(8)	203	—	623	(8)
Income taxes	109	(3)	100	—	209	(3)

Net earnings	311	(5)	103	—	414	(5)

	Six months ended June 30
(dollars)	2010	2009

Basic earnings per share from discontinued operations	0.27	(0.01)
Diluted earnings per share from discontinued operations	0.26	(0.01)

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are as follows:

	Natural Gas		International and Offshore		Total
($ millions)	June 30 2010	December 31 2009	June 30 2010	December 31 2009	June 30 2010	December 31 2009

Assets
Current assets	17	34	232	223	249	257
Property, plant and equipment, net	622	1 600	1 621	1 732	2 243	3 332

Total assets	639	1 634	1 853	1 955	2 492	3 589

Liabilities
Current liabilities	17	64	145	178	162	242
Accrued liabilities and other	152	286	373	404	525	690
Future income taxes	—	31	233	472	233	503

Total liabilities	169	381	751	1 054	920	1 435

             Suncor Energy Inc.
 060    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. ASSET WRITEDOWN

During the second quarter of 2010, the company recognized a write-down of $189 million related to certain extraction equipment in the Oil Sands operating segment. These assets were being used in the development of an alternative extraction process to crush and slurry oil sands at the mine face, which the company has discontinued.

During the second quarter of 2010, the company recognized a charge of $44 million to reflect the write-down of certain land leases in the Natural Gas operating segment. These assets are in areas of Western Canada and Alaska that the company does not plan to pursue given its strategic business alignment.

These charges are included in depreciation, depletion and amortization expenses in the Consolidated Statements of Earnings.

6. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the items in a hedging relationship at the time when the underlying transaction impacts earnings. Suncor elects to use hedge accounting on certain derivatives linked to future commodity and financial transactions.

Physical trading commodity contracts that exceed the company's expected purchase, sale or usage requirements are accounted for as derivative financial instruments whereby realized and unrealized gains and losses, and the underlying settlement of these contracts is recognized and reported on a net basis in Energy Supply and Trading Activities revenue. The related inventory is carried at fair value less costs to sell, with changes in fair value recognized as gains or losses within Energy Supply and Trading Activities revenue.

(a)  Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities, long-term debt, and a portion of non-current accrued liabilities and other. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable in the market (see page 77 of Suncor's 2009 Annual Report for further detail). As at June 30, 2010, there were no significant changes to the distribution of the fair value hierarchy used to value financial instruments.

The company's fixed-term debt is accounted for under the amortized cost method, with the exception of the portion of debt where future interest payments have been swapped from fixed to floating payments, which is accounted for at fair value. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. The company does not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. Gains or losses on our U.S. dollar denominated long-term debt resulting from changes in the exchange rate are recognized in the period in which they occur. At June 30, 2010, the carrying value of our fixed-term debt accounted for under the amortized cost method was $10.3 billion (December 31, 2009 – $10.1 billion) and the fair value was $11.4 billion (December 31, 2009 – $10.7 billion).

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    061

(b)  Hedge Accounting

For a detailed discussion of fair value and cash flow hedges, see page 75 of Suncor's 2009 Annual Report.

Fair Value Hedges

At June 30, 2010, the company had interest rate swaps classified as fair value hedges outstanding until August 2011, relating to fixed-rate debt. The fair value of these swaps totalled $13 million at June 30, 2010 (December 31, 2009 – $18 million), and was recorded in accounts receivable in the Consolidated Balance Sheets. There was no ineffectiveness recognized on these interest rate swaps during the three and six month periods ended June 30, 2010 and June 30, 2009.

Cash Flow Hedges

At June 30, 2010, the company had no outstanding cash flow hedges in place (December 31, 2009 – nil).

(c)  Other Derivatives

Risk Management Derivatives

The company periodically enters into derivative contracts which although not accounted for as hedges because they have not been documented as such, or do not qualify under GAAP, are believed to be economically effective at mitigating exposure to adverse commodity price movements and are an important component of Suncor's overall risk management program. The earnings impact associated with these contracts for the three month period ended June 30, 2010, was a gain of $76 million, net of income taxes of $25 million (2009 – a loss of $542 million, net of income taxes of $199 million). During the six month period ended June 30, 2010, the earnings impact was a gain of $81 million, net of income taxes of $27 million (2009 – loss of $690 million, net of income taxes of $258 million).

Significant contracts outstanding at June 30, 2010 were as follows:

	Quantity	Average Price	(1)
Crude oil	(bpd)	(US$/bbl)		Period

Purchased puts	55 000	60.00		2010
Sold puts	54 609	60.00		2010
Collars – floor	49 674	50.00		2010
Collars – cap	49 978	68.06		2010

(1)
Average price for crude oil derivative contracts is US$ WTI per barrel at Cushing, Oklahoma.

Energy Trading Derivatives

The company's Energy Trading group also uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues. These energy contracts are comprised of crude oil, natural gas and refined products contracts.

The earnings impact associated with these contracts for the three month period ended June 30, 2010, was a gain of $32 million, net of income taxes of $13 million (2009 – a loss of $62 million, net of income taxes of $24 million). During the six month period ended June 30, 2010, the earnings impact was a gain of $50 million, net of income taxes of $20 million (2009 – loss of $14 million, net of income taxes of $6 million).

             Suncor Energy Inc.
 062    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Change in Fair Value of Other Derivatives

($ millions)	Risk Management	Energy Trading	Total

Fair value of contracts at December 31, 2009	(312)	(47)	(359)
Fair value of contracts realized during the period	103	(28)	75
Changes in fair value attributable to market price and other market changes during the period	108	70	178

Fair value of contracts outstanding at June 30, 2010 (a), (b)	(101)	(5)	(106)

(a)
As at June 30, 2010, of the total unrealized derivatives, $132 million is recorded in accounts receivable (December 31, 2009 – $213 million recorded in accounts receivable) in the Consolidated Balance Sheets.

(b)
As at June 30, 2010, of the total unrealized derivatives, $238 million is recorded in accounts payable and accrued liabilities (December 31, 2009 – $572 million) in the Consolidated Balance Sheets.

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading activities, which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls.

At June 30, 2010, the company's exposure to risks arising from the use of financial instruments had not changed significantly from December 31, 2009.

For a full discussion of the company's financial risk factors, see page 78 of Suncor's 2009 Annual Report.

7. FINANCING EXPENSES (INCOME)

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Interest on debt	167	117	351	235
Capitalized interest	(62)	(18)	(138)	(72)

Interest expense	105	99	213	163
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	376	(405)	116	(257)
Other foreign exchange (gain) loss	(3)	38	(41)	25

Total financing expenses (income) from continuing operations (1)	478	(268)	288	(69)

(1)
For the three months ended June 30, 2010 $7 million (2009 – nil) has been reclassified to net earnings from discontinued operations. For the six months ended June 30, 2010 $15 million (2009 – nil) has been reclassified to net earnings from discontinued operations.

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    063

8. INCOME TAXES

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Provision for (recovery of) income taxes:
Current:
Canada	13	112	16	192
Foreign	249	2	414	12
Future:
Canada	125	(298)	209	(455)
Foreign	(49)	25	(40)	40

Total provision (recovery) for income taxes from continuing operations (1)	338	(159)	599	(211)

(1)
For the three months ended June 30, 2010 $87 million (2009 – $(2)) has been reclassified to net earnings from discontinued operations. For the six months ended June 30, 2010 $209 million (2009 – $(3)) has been reclassified to net earnings from discontinued operations.

9. RECONCILIATION OF BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Net earnings (loss)	480	(51)	1 196	(240)

(millions of common shares)
Weighted-average number of common shares	1 562	937	1 561	937
Dilutive securities:
Options issued under stock-based compensation plans	11	10	12	9

Weighted-average number of diluted common shares	1 573	947	1 573	946

(dollars per common share)
Basic earnings per share (a)	0.31	(0.06)	0.77	(0.26)
Diluted earnings per share (b)	0.31	(0.06)	0.76	(0.26)

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings divided by the weighted-average number of diluted common shares.

10. CHANGES IN NON-CASH WORKING CAPITAL

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents, future income taxes and the current portion of long-term debt.

The (increase) decrease in non-cash working capital from continuing operations is comprised of:

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Operating activities
Accounts receivable	169	(225)	(746)	(366)
Inventories	177	(154)	117	(381)
Accounts payable and accrued liabilities	(459)	304	(310)	331
Taxes payable/receivable	176	(64)	167	(241)

	63	(139)	(772)	(657)

             Suncor Energy Inc.
 064    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

11. EMPLOYEE FUTURE BENEFITS LIABILITY

The following is the net periodic benefit cost for the three and six month periods ended June 30:

	Three months ended June 30		Pension Benefits Six months ended June 30
($ millions)	2010	2009	2010	2009

Current service costs	21	13	43	26
Interest costs	42	13	84	26
Expected return on plan assets	(35)	(10)	(71)	(20)
Amortization of net actuarial loss	2	5	4	10

Net periodic benefit cost	30	21	60	42

	Other Post-Retirement Benefits
	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Current service costs	2	2	4	3
Interest costs	6	3	12	5

Net periodic benefit cost	8	5	16	8

12. SHARE CAPITAL

Issued

	Number (thousands)	Common Shares Amount ($ millions)

Balance as at December 31, 2009	1 559 778	20 053
Issued for cash under stock option plans	2 238	44
Issued under dividend reinvestment plan	152	5

Balance as at June 30, 2010	1 562 168	20 102

Stock-Based Compensation

(a) Stock Option Plans

(i) Discontinued Plans

There are a number of legacy Suncor and legacy Petro-Canada plans that were in place prior to the merger on August 1, 2009, for which granting of options ended on July 31, 2009. For details of the terms and conditions of these plans, refer to pages 88 and 89 of Suncor's 2009 Annual Report.

(ii) Suncor Energy Inc. Stock Options

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Outstanding options that are cancelled, expire or are terminated or otherwise result in no underlying common share being issued will be available for issuance as options under this plan. The company granted 21,000 options with tandem stock appreciation rights under this plan during the second quarter of 2010.

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    065

Changes in the number of outstanding stock options were as follows:

	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, December 31, 2009	72 024	32.52
Granted	4 256	31.85
Exercised	(2 230)	14.19
Forfeited/expired	(1 849)	41.16

Outstanding, June 30, 2010	72 201	32.56

(b) Stock Appreciation Rights (SARs)

(i) Discontinued Plan

Legacy Petro-Canada had a SARs plan for which grants ended on July 31, 2009. For details of the terms and conditions of this plan, refer to page 90 of Suncor's 2009 Annual Report.

(ii) Suncor Energy Inc. Stock Appreciation Rights

The company did not grant any SARs under this new plan during the second quarter of 2010. These SARs have a seven-year life and vest annually over a three-year period.

Changes in the number of outstanding SARs were as follows:

	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, December 31, 2009	14 065	28.63
Granted	346	31.85
Exercised	(337)	21.54
Forfeited/expired	(1 199)	28.84

Outstanding, June 30, 2010	12 875	28.89

(c) Share Unit Plans

For details of the terms and conditions of the Performance Share Unit (PSU), Restricted Share Unit (RSU) and Deferred Share Unit (DSU) plans, refer to page 91 of Suncor's 2009 Annual Report.

             Suncor Energy Inc.
 066    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Changes in the number of outstanding units were as follows:

	Number (thousands)

	PSU	RSU	DSU

Outstanding, December 31, 2009	3 247	4 250	2 616
Granted	1 655	2 796	27
Redeemed	(271)	(11)	(137)
Forfeited	(753)	(231)	—
Reinvested	13	22	15

Outstanding, June 30, 2010	3 891	6 826	2 521

Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock based compensation expense (recovery) recorded for all plans within operating, selling and general expense on the Consolidated Statements of Earnings:

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Stock option plans	7	24	(15)	51
SARs	(4)	—	(22)	—
PSUs	6	2	(7)	10
RSUs	12	12	35	25
DSUs	(5)	14	(15)	23

Total stock based compensation expense (recovery)	16	52	(24)	109

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    067

13. LONG-TERM DEBT AND CREDIT FACILITIES

($ millions)	June 30 2010	December 31 2009

Fixed-term debt, redeemable at the option of the company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	795	785
6.80% Notes, denominated in U.S. dollars, due in 2038 (US$900)	984	972
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 220	1 204
5.95% Notes, denominated in U.S. dollars, due in 2035 (US$600)	587	578
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	530	523
5.35% Notes, denominated in U.S. dollars, due in 2033 (US$300)	271	266
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	530	523
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 326	1 308
6.05% Notes, denominated in U.S. dollars, due in 2018 (US$600)	651	643
5.00% Notes, denominated in U.S. dollars, due in 2014 (US$400)	433	429
4.00% Notes, denominated in U.S. dollars, due in 2013 (US$300)	317	313
7.00% Debentures, denominated in U.S. dollars, due in 2028 (US$250)	275	271
7.875% Debentures, denominated in U.S. dollars, due in 2026 (US$275)	329	325
9.25% Debentures, denominated in U.S. dollars, due in 2021 (US$300)	404	402
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	700
6.70% Series 2 Medium Term Notes, due in August 2011	500	500

	10 452	10 342
Revolving-term debt, with interest at variable rates
Commercial paper, bankers' acceptances and LIBOR loans	2 890	3 244

Total unsecured long-term debt	13 342	13 586
Secured long-term debt	13	13
Capital leases	323	326
Debt fair value adjustment for interest swaps	13	18
Deferred financing costs	(61)	(63)

	13 630	13 880

Current portion of long-term debt
Capital leases	(10)	(14)
Fair value of interest swaps	(11)	(11)

Total current portion of long-term debt	(21)	(25)

Total long-term debt	13 609	13 855

             Suncor Energy Inc.
 068    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

At June 30, 2010, undrawn lines of credit were $4,423 million, as follows:

($ millions)	2010

Facility that has a term period of one year and expires in 2011	4
Facility that is fully revolving for a period of four years and expires in 2013	209
Facilities that are fully revolving for a period of five years and expires in 2013	7 320
Facilities that can be terminated at any time at the option of the lenders	458

Total available credit facilities	7 991

Credit facilities supporting outstanding commercial paper, bankers' acceptances and LIBOR loans	(2 890)
Credit facilities supporting letters of credit	(678)

Total undrawn credit facilities	4 423

14. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company monitors capital through two key ratios: net debt to cash flow from operations (1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by the twelve-month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity.

Financial covenants associated with the company's various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. The company complied with all financial covenants for the periods ended June 30, 2010 and December 31, 2009.

During the second quarter of 2010, the company's strategy was to maintain the measure set out in the following schedule. The company believes that maintaining the capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings.

At June 30, ($ millions)	Capital Measure Target	2010	2009

Components of ratios
Short-term debt		2	3
Current portion of long-term debt		21	20
Long-term debt		13 609	9 508
Total debt		13 632	9 531
Cash and equivalents		455	485
Net debt		13 177	9 046
Shareholders' equity		34 623	14 204
Total capitalization (total debt + shareholders' equity)		48 255	23 735

Cash flow from operations (1) (trailing twelve months)		4 585	2 473

Net debt/cash flow from operations	<2.0 times	2.9	3.7

Total debt/total debt plus shareholders' equity		28%	40%

(1)
Cash flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital.

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    069

The company's capital management strategy, objectives, definitions, monitoring measures and targets have not changed significantly from the prior period.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, are as follows:

($ millions)	June 30 2010	December 31 2009

Unrealized foreign currency translation adjustment	(684)	(248)
Unrealized gains on derivative hedging activities	15	15

Total	(669)	(233)

16. SUPPLEMENTAL INFORMATION

	Three months ended June 30		Six months ended June 30
($ millions)	2010	2009	2010	2009

Interest paid	258	173	347	234
Income taxes paid	40	155	271	395

             Suncor Energy Inc.
 070    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.3 Unaudited Interim Consolidated Financial Statements for the Second Quarter Ended June 30, 2010